UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-39805

Qilian International Holding Group Limited

Jiuquan Economic and Technological Development Zone

Jiuquan City, Gansu Province, 735000

People’s Republic of China

+86-0937-2689523

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This amendment to the Current Report on Form 6-K/A (“Form 6-K/A”) is being filed to amend the Current Report on Form 6-K initially filed by Qilian International Holding Group Limited (the “Company”) with the U.S. Securities and Exchange Commission on June 4, 2024 (the “Original Form 6-K”). The Company is filing this Form 6-K/A solely to correct a typographical error in the biographical information of Mr. Chen Xin by replacing “Geely Auti Holdings Limited” with “Geely Auto Holdings Limited”. The corrected biographical information of Mr. Chen is as set forth below and should replace that in the Original Form 6-K in its entirety.

Mr. Chen Xin, aged 31, was working as an algorithm engineer at Geely Auto Holdings Limited from August 2022 to February 2024, where he led a team in developing perception algorithms for autonomous driving systems. From June 2021 to August 2022, he was an algorithm engineer at Shenzhen DJ Innovatives, where he engineered on image processing algorithms for autonomous driving vehicles. Mr. Xin obtained his bachelor’s degree in physics from Sichuan University in 2016 and his master’s degree in physics from National University of Singapore in 2019.

Except as set forth in the foregoing, the Original Form 6-K is unchanged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 10, 2024

QILIAN INTERNATIONAL HOLDING GROUP LIMITED

By:	/s/ Chen Xin
Name:	Chen Xin
Title:	Chief Executive Officer (Principal Executive Officer)